UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                            Kinnard Investments, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.02 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   497059 10 5
              ----------------------------------------------------
                                 (CUSIP Number)

                       William F. Farley - (612-370-2700)
                             920 Second Avenue South
                          Minneapolis, Minnesota 55402
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 31, 1998
              ----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------                                         -----------------
CUSIP No.  497059 10 5                                         Page 2 of 3 Pages
----------------------                                         -----------------

----------- --------------------------------------------------------------------
1           NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE  PERSONS (ENTITIES ONLY)
            William F. Farley
----------- --------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) [  ]
                                                                        (b) [  ]

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3           SEC USE ONLY

----------- --------------------------------------------------------------------
4           SOURCE OF FUNDS (SEE INSTRUCTIONS)
            OO
----------- --------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               [ ]

----------- --------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
----------------------- ------ -------------------------------------------------
     NUMBER OF          7      SOLE VOTING POWER
       SHARES
    BENEFICIALLY               722,000 (includes 391,000 shares obtainable upon
      OWNED BY                 exercise of options and warrants)
                        ------ -------------------------------------------------
        EACH            8      SHARED VOTING POWER
     REPORTING
       PERSON                  0
        WITH
                        ------ -------------------------------------------------
                        9      SOLE DISPOSITIVE POWER
                               722,000 (includes 391,000 shares obtainable upon
                               exercise of options and warrants)
                        ------ -------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                               0
----------- --------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            722,000 (includes 391,000 shares obtainable upon exercise of options and warrants)
----------- --------------------------------------------------------------------
12          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)                                               [  ]

----------- --------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            12.1%
----------- --------------------------------------------------------------------
14          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN
----------- --------------------------------------------------------------------

                                                                    Page 3 of 3
Item 1.     Security and Issuer.

            This filing relates to Common Stock, $.02 par value, of Kinnard Investments, Inc. (the "Issuer"), 920 Second Avenue South, Minneapolis, Minnesota 55402.

Item 2.     Identity and Background.

            No Change.

Item 3.     Source and Amount of Funds or Other Consideration.

            Not Applicable.

Item 4.     Purpose of Transaction.

            No Change.

Item 5.     Interest in Securities of the Issuer.

            (a) Mr. Farley beneficially owns 722,000 shares of the Issuer's Common Stock, representing 12.1% of the shares of Common Stock outstanding assuming exercise of exercisable options and warrants held by Mr. Farley.

            (b) Mr. Farley has sole voting and dispositive power over all of such securities.

            (c) On December 31, 1998, warrants to purchase 200,000 shares and options to purchase a total of 33,000 shares became exercisable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            None.

Item 7.     Material to be Filed as Exhibits.

            None.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   January 4, 1999.
                                      /s/ William F. Farley
                                      William F. Farley